

AdCare Health Systems, Inc. Reports
Financial Results for 2007

Continues To Reduce Losses

SPRINGFIELD, OHIO, March 31, 2008 /PRNewswire-FirstCall/ -- AdCare Health Systems, Inc. (AMEX: ADK), an Ohio based long term care, home care and management company today reported financial results for its year ending December 31, 2007.

Revenues for the year ended December 31, 2007 were $23,667,756 as compared to $22,549,485 in 2006, an increase of $1,118,271. The improvement was primarily due to increased occupancy in our assisted living facilities and an increase in visits made by our nurses and care givers at our home health care division.

The loss before discontinued operations for the year ended December 31, 2007 was $627,552 as compared to a loss of $2,413,794 for 2006, an improvement of $1,786,242 or 74%. In general, the improvement was due to increased occupancy at our assisted living properties, more home health care visits, lower interest expense as a result of the expenses related to our mezzanine financing in 2005 being fully recognized in 2006, increasing the reserve for our investment note in the Lincoln Lodge property and recognizing an income tax benefit.

The net loss for the year ended December 31, 2007 was $218,928 as compared to a net loss of $2,441,217 for 2006, an improvement of $2,222,289 or 89% and helped by recognizing a gain on the sale of assets in discontinued operations. Basic and diluted net loss per share for 2007 was $0.05 as compared to a basic and diluted net loss per share of $1.09 for 2006, an improvement of $1.04 per share.

David A. Tenwick, Chairman of AdCare, stated that "AdCare reduced its losses in each quarter of 2007 as compared to 2006 and continues to move toward profitability in 2008. Going public in November of 2006 was the prelude to expanding our operations, securing liquidity for our shareholders and having the ability to use our stock for making acquisitions". In that regard, Mr. Tenwick added that he is excited about having GCC Capital Group and Prospect Financial Advisors "on board to assist in identifying, evaluating and securing alternative capital, financing and investment sources to further AdCare's expansion plans."

AdCare Health Systems, Inc. will host a conference call this afternoon, Monday, March 31st at 4:15 ESDT. The dial-in number is 1-800-218-0713. For a replay through April 14, 2008, the dial-in number is 1-800-405-2236 and the pass code is 11110628#.

About AdCare Health Systems, Inc.

AdCare Health Systems, Inc. (AMEX: ADK) develops, owns and manages assisted living facilities, nursing homes and retirement communities and provides home health care services. Prior to becoming a publicly-traded company in November of 2006, AdCare operated as a private company for 18 years. AdCare's 900 employees provide high-quality care for patients and residents residing in the 15 facilities that they manage, seven of which are assisted living facilities, six skilled nursing centers and two independent senior living communities. The Company has ownership interests in seven of those facilities. In the ever expanding marketplace of long term care, AdCare's mission is to provide quality healthcare services to the elderly.

Safe Harbor Statement

Statements contained in this press release that are not historical facts may be forward-looking statements within the meaning of federal law. Such forward-looking statements reflect management's beliefs and assumptions and are based on information currently available to management. The forward-looking statements involve known and unknown risks, results, performance or achievements of the Company to differ materially from those expressed or implied in such statements. Such factors are identified in the public filings made by the Company with the Securities and Exchange Commission and include the Company's ability to secure lines of credit and/or an acquisition credit facility, find suitable acquisition properties at favorable terms, changes in the health care industry because of political and economic influences, changes in regulations governing the industry, changes in reimbursement levels including those under the Medicare and Medicaid programs and changes in the competitive marketplace. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

SOURCE AdCare Health Systems, Inc.
David A. Tenwick
Chairman of the Board
+1-937-964-8974
dat@adcarehealth.com
www.adcarehealth.com

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2007	2006

ASSETS

Current Assets:		
Cash	$ 926,625	$ 2,136,414
Certificate of deposit, restricted	209,637	198,266
Accounts receivable:		
Long-term care resident receivables, net	2,115,364	1,949,745
Management, consulting and development receivables, net	259,778	254,321
Advances and receivables from affiliates, current	27,558	35,897
Assets of discontinued operations	-	4,677
Prepaid expenses and other	453,219	337,638
Total current assets	3,992,181	4,916,958
Restricted Cash	973,975	914,941
Property and Equipment, net	14,425,868	13,750,870
Note Receivable, net	221,413	257,413
License, net	1,189,307	1,189,306
Goodwill	2,638,193	2,638,193
Assets of Discontinued Operations, net of Current Portion	-	880,430
Other Assets	1,050,506	838,283
Total Assets	$ 24,491,443	$ 25,386,394

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Current portion of note payable and other debt	$ 773,279	$ 744,131
Current portion of note payable to stockholder	9,026	828,344
Accounts payable and accrued expenses	3,476,535	3,804,590
Liabilities of discontinued operations	-	22,177
Forward purchase contract	900,000	-
Total current liabilities	5,158,840	5,399,242
Notes Payable and Other Debt, Net of Current Portion	12,813,338	12,909,162
Note Payable to Stockholder, Net of Current Portion	810,084	-
Other Liabilities	559,509	262,597
Forward Purchase Contract	-	900,000
Liabilities of Discontinued Operations	-	848,394
Minority Interest in Equity of Consolidated Entities	255,070	160,259
Total liabilities	19,596,841	20,479,654
Stockholders' equity:		
Preferred stock, no par value; 500,000 shares authorized;		
no shares issued or outstanding	-	-
Common stock and additional paid-in capital, no par value;		
14,500,000 shares authorized; 3,786,129 and 3,778,129 shares issued and outstanding	14,063,956	13,857,166
Accumulated deficit	(9,169,354)	(8,950,426)
Total stockholders' equity	4,894,602	4,906,740
Total liabilities and stockholders' equity	$ 24,491,443	$ 25,386,394

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2007	2006
Revenues:		
Patient care revenues	$ 21,928,808	$ 20,801,684
Management, consulting and development fee revenue	1,738,948	1,747,801
Total revenue	23,667,756	22,549,485
Expenses:		
Payroll and related payroll costs	14,762,090	14,279,275
Other operating expenses	7,746,505	7,114,252
Depreciation and amortization	847,440	748,312
Total expenses	23,356,035	22,141,839
Income from Operations	311,721	407,646
Other Income (Expense):		
Interest income	59,300	26,571
Interest expense, others	(978,731)	(2,414,996)
Interest expense, related parties	(66,432)	(70,227)
Minority interest in earnings of consolidated entities	(94,811)	74,460
Increase reserve for note receivable	-	(437,023)
Other income (expense)	(37,014)	(225)
	(1,117,688)	(2,821,440)
Loss From Continuing Operations Before Income Taxes	(805,967)	(2,413,794)
Income Tax Benefit	178,415	-
Loss from Continuing Operations	(627,552)	(2,413,794)
Discontinued Operations:		
Income (Loss) from discontinued operations (including gain on disposal of $619,605 in 2007)	587,039	(27,423)
Provision for income taxes	(178,415)	-
Income (loss) on discontinued operations	408,624	(27,423)
Net Loss	$ (218,928)	$ (2,441,217)
Net Income (Loss) Per Share, Basic and Diluted:		
Continuing operations	$ (0.16)	$ (1.08)
Discontinued operations	0.11	(0.01)
	$ (0.05)	$ (1.09)
Weighted Average Common Shares Outstanding,		
Basic	3,786,129	2,234,570
Diluted	3,786,129	2,234,570

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
Cash flows from operating activities:		
Net Loss	$ (218,928)	$ (2,441,217)
Add back: (income) loss from discontinued operations	(587,039)	27,423
Net loss from continuing operations	$ (805,967)	$ (2,413,794)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:		
Depreciation and amortization	847,440	748,312
Reserve for notes receivable	-	437,023
Warrants issued for services	58,149	21,390
Stock option compensation expense	27,326	6,296
Minority interest	94,811	(74,460)
Discount on convertible debentures	-	1,134,000
Note receivable forgiveness exchanged for rent	36,000	18,000
Changes in certain assets and liabilities:		
Accounts receivable	(162,737)	(46,262)
Prepaid expenses and other	(171,461)	(131,858)
Other assets	(50,737)	442,117
Accounts payable and accrued expenses	(350,232)	288,978
Other liabilities	67,991	(46,051)
Net cash provided by (used in) operating activities of continuing operations	(409,417)	383,691
Net cash provided by (used in) operating activities of discontinued operations	302,080	(8,031)
Net cash provided by (used in) operating activities	(107,337)	375,660
Cash flow from investing activities:		
Increase in restricted cash	(59,034)	(549,995)
Increase in certificate of deposit, restricted	-	(3,145)
Purchase of minority interest investment	(11,382)	-
Purchase of property plant and equipment	(1,042,402)	(473,701)
Net cash used in investing activities of continuing operations	(1,112,818)	(1,026,841)
Net cash provided in investing activities of discontinued operations:		
Proceeds from sale of assets net of associated costs	591,329	-
Net cash used in investing activities	(521,489)	(1,026,841)

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)

	Year Ended December 31,	
	2007	2006
Cash flows from financing activities:		
Proceeds from notes payable	91,197	35,543
Prepaid loan financing costs	(172,857)	-
Proceeds from issuance of common stock, net	-	5,742,866
Offering costs	-	(1,393,662)
Cash received upon exercise of warrants	20,000	-
Proceeds from note payable to stockholder	-	835,000
Repayment of note payable to stockholder	(9,234)	(895,123)
Repayment on notes payable	(497,335)	(2,727,608)
Net cash provided by (used in) financing activities of continuing operations	(568,229)	1,597,016
Net cash used in financing activities of discontinued operations:		
Repayment on notes payable of discontinued operations	(12,734)	(18,177)
Net cash (used in) provided by financing activities	(580,963)	1,578,839
Net (Decrease) Increase in Cash	(1,209,789)	927,658
Cash, Beginning	2,136,414	1,208,756
Cash, Ending	$ 926,625	$ 2,136,414
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 1,044,755	$ 553,884
Supplemental Disclosure of Non-Cash Activities:		
Rent in exchange of note receivable repayment	$ 36,000	$ 18,000
Payoff of existing mortgage at closing of discontinued operations	$ 609,839	$ -
Purchase of business assets in exchange for debt	$ 337,361	$ -

See notes to consolidated financial statements